SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REJECTS AER ARANN'S CLAIMS

Ryanair, Ireland's largest airline, today (Friday, 6
th
 June 2008) rejected the remarkable and completely ludicrous claim by Aer Arann's Pádraig Ó Ceidigh who suggested in an Irish Times interview that
"The biggest problem we (Aer Arann) are facing is that Ryanair is all over us like a rash"
.  Ryanair confirmed that there was no substance whatsoever to this ludicrous claim.

Ryanair pointed out that of its 670 routes, it competes with Aer Arann on just one (Dublin-Cork).  Out of Aer Arann's 40 plus routes they compete with Ryanair on just one (Dublin-Cork).  Even Aer Arann would find it difficult to explain how Ryanair could be
"all over it like a rash"
 on just one of its 40 plus routes.

Ryanair confirmed that these claims by Pádraig Ó Ceidigh are designed to deflect attention from its financial losses, at a time when Aer Arann have lost one of its PSO subsidised routes (Dublin-Kerry) to Ryanair.  This will reduce the amount of Government subsidies received by Aer Arann by some €5m over the next three years.  The reality of Aer Arann's financial position is that the combination of high fares, low load factors, poor punctuality and the loss of massive Government subsidies will result in significant losses this year.  Aer Arann, which doesn't publish its accounts (
a remarkable omission for a company who received over €100 million in subsidies over the last 6 years
) cannot survive without massive Government subsidies.  These attempts to blame Ryanair for its losses have no substance when the two airlines compete on only one route.

Ryanair believes that Aer Arann's losses will rise as a result of the loss of the Dublin-Kerry subsidies and it is questionable whether Aer Arann could survive at all without the Government PSO subsidies.

Commenting today on Pádraig Ó Ceidigh's

claims, Ryanair's Michael O'Leary said:

"We compete with Aer Arann on just one of our 670 routes.   At a time when we plan to double in size over the next 5 years, our major focus is on our principal competitors BA, Air France and Lufthansa and not on tiny regional loss making airlines like Aer Arann.  We remain concerned that the Irish tax payer is still paying out millions of unjustified subsidies annually to an unlimited airline which doesn't publish any accounts.  It is seriously questionable whether this is a sensible use of tax payers' funds, which should in our view be better spent on the health services or education in Ireland.   There is no truth to the claim that Ryanair is "all over Aer Arann".  We have demonstrated to the Competition Authority that there was no truth in Aer Arann's claims on the Cork-Dublin route. Aer Arann is simply trying to deflect attention from its ongoing and increasing losses by blaming an airline which it competes with on just one of its 40 plus routes.

"Ryanair calls on Aer Arann to put up or shut up.  Aer Arann should publish its accounts and let its customers see exactly whether it would be profitable or not or whether it could even survive without these massive taxpayer subsidies".

Ends.                                                                           Friday, 6
th
 June 2008

For reference:              Lorna Farren - Ryanair              Pauline McAlester - Murray Consultants
                                     Tel:  01-8121271

Tel:  01-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  6 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director